                                                      --------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:    3235-0145
                                                      Expires: February 28, 2009
                                                      Estimated average burden
                                                      hours per response... 11
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)




                              Jefferies Group, Inc.
              -----------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
              -----------------------------------------------------
                         (Title of Class of Securities)


                                    472319102
              -----------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

--------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                      --------------------------
CUSIP NO.  472319102                       13G                Page 2 of 5
--------------------------------                      --------------------------


--------------------------------------------------------------------------------
1.          Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only)

            Richard B. Handler
--------------------------------------------------------------------------------
2.          Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3.          SEC Use Only


--------------------------------------------------------------------------------
4.          Citizenship or Place of Organization

            U.S.A.
--------------------------------------------------------------------------------
                  5.   Sole Voting Power
   Number of           7,277,615 shares of common stock at December 31, 2006
    Shares        --------------------------------------------------------------
 Beneficially     6.   Shared Voting Power
 Owned by Each         1,985,840 shares of common stock at December 31, 2006
   Reporting      --------------------------------------------------------------
  Person With     7.   Sole Dispositive Power
                       7,169,091 shares of common stock at December 31, 2006
                  --------------------------------------------------------------
                  8.   Shared Dispositive Power
                       1,985,840 shares of common stock at December 31, 2006
--------------------------------------------------------------------------------
9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            9,263,455 shares of common stock at December 31, 2006
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.         Percent of Class Represented by Amount in Row (9)

            7.4%
--------------------------------------------------------------------------------
12.        Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                      --------------------------
CUSIP NO.  472319102                       13G                Page 3 of 5
--------------------------------                      --------------------------


Item 1.

     (a)  Name of Issuer:

          Jefferies Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          520 Madison Avenue, 12th Floor, New York, New York  10022


ITEM 2.

     (a)  Name of Person Filing:

          Richard B. Handler

     (b)  Address of Principal Business Office or, if none, Residence:

          c/o Jefferies & Company, Inc.
          The Metro Center, One Station Place, Three North,
          Stamford, Connecticut 06902

     (c)  Citizenship:

          U.S.A.

     (d)  Title of Class of Securities:

          Common Stock, par value $.0001

     (e)  CUSIP Number:

          472319102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

--------------------------------                      --------------------------
CUSIP NO.  472319102                       13G                Page 4 of 5
--------------------------------                      --------------------------


     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with Rule13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

     The following sets forth beneficial ownership information at December 31, 2006:

     (a)  Amount beneficially owned:                                   9,263,455

     (b)  Percent of class:                                            7.4%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:              7,277,615

          (ii)  Shared power to vote or direct the vote:               1,985,840

          (iii) Sole power to dispose or direct the disposition of:    7,169,091

          (iv)  Shared power to dispose or direct the disposition of:  1,985,840

      Does not include: 3,124 deferred shares of restricted common stock which the Reporting Person does not have the right to acquire within 60 days of December 31, 2006; 2,211,380 restricted stock units which the Reporting Person does not have a right to acquire within 60 days of December 31, 2006; 200 shares of common stock under the Employee Stock Purchase Plan which the Reporting Person does not have the right to acquire within 60 days of December 31, 2006; and 253,846 deferred shares under the Jefferies Group, Inc. Deferred Compensation Plan which the Reporting Person does not have the right to acquire within 60 days of December 31, 2006.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not Applicable.

--------------------------------                      --------------------------
CUSIP NO.  472319102                       13G                Page 5 of 5
--------------------------------                      --------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

      Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF A GROUP.

      Not Applicable.

ITEM 10.  CERTIFICATION.

      Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    Date:  February 13, 2007                   /s/ Roland T. Kelly
                                        ----------------------------------------
                                        Roland T. Kelly, on behalf of
                                        Richard B. Handler, by power of attorney